Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
March 14, 2013 and the Prospectus dated April 2, 2012
Registration No. 333-180521

VENTAS REALTY, LIMITED PARTNERSHIP
VENTAS CAPITAL CORPORATION

Fully and unconditionally guaranteed by Ventas, Inc.
$500,000,000 2.700% Senior Notes due 2020

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$500,000,000

Final Maturity Date:	April 1, 2020

Public Offering Price:	99.942%, plus accrued and unpaid interest, if any, from March 19, 2013

Coupon:	2.700%

Yield to Maturity:	2.709%

Benchmark Treasury:	1.250% due February 29, 2020

Benchmark Treasury Yield:	1.389%

Spread to Benchmark Treasury:	T+132bps

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2013

Optional Redemption:

The redemption price for notes that are redeemed before January 1, 2020 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, plus (ii) a make-whole premium (T+20 bps).

The redemption price for notes that are redeemed on or after January 1, 2020 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, and will not include a make-whole premium.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
Jefferies LLC

Senior Co-Managers:	Barclays Capital Inc.
Morgan Stanley & Co. LLC
RBS Securities Inc.
TD Securities (USA) LLC

Co-Managers:	BB&T Securities LLC
Fifth Third Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
SMBC Nikko Capital Markets Limited
The Williams Capital Group, L.P.

CUSIP / ISIN:	92276M BB0 / US92276MBB00

Denominations:	$1,000 x $1,000

Trade Date:	March 14, 2013

Settlement Date:	March 19, 2013 (T+3)

Form of Offering:	SEC Registered (Registration No. 333-180521)

Other:

On an as adjusted basis to give effect to the sale of the notes offered hereby and the application of the net proceeds therefrom, as if each had occurred on December 31, 2012, we would have had approximately $8.3 billion of outstanding indebtedness (including capital lease obligations but excluding unamortized fair value adjustment and unamortized commission discounts).

As of March 13, 2013, approximately $1.9 billion aggregate principal amount outstanding of the senior notes of the issuers and Nationwide Health Properties, LLC matures prior to the notes offered by the Preliminary Prospectus Supplement.

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuers have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuers and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Citigroup Global Markets Inc., Telephone: (800) 831-9146; Credit Agricole Securities (USA) Inc., Attention: Debt Syndicate, 212-261-3678; Jefferies LLC, 201-761-7610; and J.P. Morgan Securities LLC, collect at 212-834-4533.